

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 13, 2024

Jin Kuang
Chief Financial Officer
VoIP-Pal.Com Inc.
7215 Bosque Boulevard, Suite 102
Waco, TX 76710-4020

> **Re: VoIP-Pal.Com Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2023**
> **Response dated February 9, 2024**
> **File No. 000-55613**

Dear Jin Kuang:

We have reviewed your February 9, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 3, 2024 letter.

Form 10-K for the Fiscal Year Ended September 30, 2023

Controls and Procedures, page 34

1. We have reviewed your response to our prior comment 1, along with the proposed revisions attached thereto. With respect to the response addressing the third bullet, please ensure your disclosure includes references to both the Chief Executive Officer and Chief Financial Officer, as we note your proposed disclosure only refers to the Chief Executive Officer. Further, consider moving this same paragraph disclosure (i.e., "Disclosures controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted...is accumulated and communicated to management, including our Chief Executive Officer, to allow timely decisions regarding required disclosure.") to placement under the section of "Evaluation of Disclosure Controls and Procedures," rather than including it under the section of "Evaluation of Effectiveness of ICFR."

2.  Refer to the attachment with your response and address the following:

- In the first paragraph under the heading, "Management's Report on Internal Control over Financial Reporting," refer to the second and third sentences. As your September 30, 2023 audited financial statements have been prepared under U.S. GAAP, please omit references to IFRS, as issued by the International Accounting Standards Board.

- Refer to the section "Changes in Internal Control Over Financial Reporting." Please revise to clarify, if true, there have been no changes in your internal controls over financial reporting during the fourth quarter ended September 30, 2023 that have materially affected or are reasonably likely to materially affect such controls. Your current disclosure refers to the year ended September 30, 2023, rather than the fourth fiscal quarter. Refer to Item 308(c) of Regulation S-K.

Please contact Beverly Singleton at 202-551-3328 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing